UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated January 17, 2022
Commission File Number: 001-35788
ARCELORMITTAL
(Translation of registrant’s name into English)
24-26, Boulevard d’Avranches
L-1160 Luxembourg
Grand Duchy of Luxembourg
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 14, 2022, ArcelorMittal published the press release attached hereto as Exhibit 99.1 and hereby incorporated by reference into this report on Form 6-K.

Exhibit List

Exhibit No.	Description

Exhibit 99.1	Press release, dated January 14, 2022, ArcelorMittal cancels 45 million treasury shares

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press release, dated January 14, 2022, ArcelorMittal cancels 45 million treasury shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARCELORMITTAL

Date 17 January 2022

By:	/s/	Henk Scheffer
Name:	Henk Scheffer
Title:	Company Secretary & Group Compliance & Data Protection Officer